EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the period ended

March 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) is dated April 28, 2008, and should be read in conjunction with the audited financial statements and accompanying amended and restated MD&A for the year ended December 31, 2007, and the unaudited financial statements for the three months ended March 31, 2008.

The MD&A is a review of our ?nancial condition and results of operations. Our ?nancial statements are prepared based upon Canadian generally accepted accounting principles (GAAP) and all amounts are in Canadian dollars unless speci?ed otherwise. The following discussion also contains forward-looking statements and forward-looking information that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements and forward-looking information as a result of these risks and uncertainties. Readers should be aware that the list of factors, risks and uncertainties set forth in this document under “Risk Factors” are not exhaustive. Readers should refer to OPTI’s amended and restated 2007 Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

FINANCIAL SUMMARY

million	Three months ended March 31, 2008	Years ended December 31
		2007	2006
Net loss	$ (2)	$ (9)	$ (10)
Capital expenditures incurred (1)	291	1,108	1,109
Working capital(2)	61	271	554
Shareholders’ equity	$ 1,800	$ 1,816	$ 1,444
Common shares outstanding	195.4(3)	195.4	172.7

Notes:

(1) Non-cash additions are excluded.

(2) Including the current portion of the interest reserve account.

(3) Common shares outstanding at March 31, 2008 after giving effect to the exercise of common share options and common share warrants would be approximately 209.3 million common shares.

OVERVIEW

We are a Calgary, Alberta-based oil sands development company. We and our partner, Nexen Inc., formed a joint venture to develop oil sands projects in Canada, the first of which is Phase 1 of the Long Lake Project (the Project). We own a 50 percent undivided interest in the Project, which upon completion will, among other things,

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include the Long Lake SAGD operation and the Long Lake Upgrader, each with expected capacity to process approximately 72,000 barrels per day (bbl/d) of bitumen. We expect the yield from bitumen produced from the Long Lake Upgrader to be approximately 57,700 bbl/d of Premium Sweet Crude (PSCTM) and 800 bbl/d of butane. We expect PSCTM to trade at a price similar to West Texas Intermediate (WTI) crude oil. We are the operator of the Long Lake Upgrader and Nexen is the operator of the Long Lake SAGD operation.

Project Status

SAGD volumes are ramping up as wells are converted to SAGD production mode. To date, 29 well pairs have been turned over to production. Recent rates of production have averaged approximately 6,200 bbl/d and have reached as high as 7,500 bbl/d (3,750 bbl/d net to OPTI). It is very early in the operating period for the SAGD wells, however early indications indicate well performance is on track with our expectations. The first cogeneration unit has been operating since February and is selling power to the Alberta electricity grid. The second cogeneration unit was recently started up and we expect it to be fully operational shortly, increasing the steam capacity of the plant. Bitumen volumes are forecast to increase to 50 percent capacity mid-year. SAGD volumes are expected to ramp-up through 2008 and reach the full design rate of 72,000 bbl/d in 2009.

Construction of the Phase 1 Upgrader is complete and the construction craft workforce has been substantially demobilized. All main Upgrader units are now under the control of our operations team. The Project remains on-track for first production of high quality PSC™ in the third quarter. Construction on the steam expansion project and ash processing unit (APU) will continue as planned.

Over 50 percent of Upgrader commissioning activities have been completed to date. The main plant utilities have been operational for over six months, providing steam and other utilities to the Upgrader. In the OrCrude™ unit, lubrication oil has been utilized to perform pre-operational testing of pumps and heaters, with the unit now ready for introduction of deasphalter solvent. The two 45,000 hp compressors in the air separation unit have been successfully tested under load with the unit now ready for the cool-down stage. Last week, while introducing oxygen into a holding tank in this unit, the tank was damaged. We are now working on determining the cause and the best solution to keep the unit on track with the overall Upgrader start-up timing. The gasifier is being prepared for safe operation and is undergoing a thorough automation system test with support from our licensor, Shell Global Solutions. The hydrocracker has passed full high pressure and temperature tests and catalyst is now being loaded in this unit. Construction of the sulphur recovery unit was completed in the first quarter as expected, and is now also undergoing commissioning and catalyst loading. We plan to begin test processing hydrocarbons in all of the main process units over the next few months with first commercial production of PSC™ in the third quarter. Once operational, we expect that the capacity of the Long Lake Upgrader during ramp-up will enable us to process all the forecasted SAGD volumes. We expect the Project to reach full capacity of 58,500 bbl/d of PSCTM and other products in 2009.

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As a result of the start-up of SAGD operations and the recent completion of construction of the Upgrader, the Company is closing construction cost centres related to the SAGD and Upgrader construction areas of the Project. The overall Phase 1 cost estimate is $6.1 billion ($3.05 billion net to OPTI) and is allocated between the following construction cost centers:

The SAGD and Upgrader construction cost portion of the above is complete and is being closed. The other three portions reflect the remaining areas of on going activity. Upgrader start-up costs represent the remaining costs from April 1, 2008, to first commercial production of PSC™ expected in the third quarter. Project costs for the steam expansion project and the APU represent the total unit costs from inception to Project completion for these units, of which approximately $150 million ($75 million net to OPTI) remains to be incurred.

The steam expansion project is expected to be completed construction in the third quarter of 2008, while APU construction is expected to be completed in the fourth quarter of 2008.

Advancing Future Phases

We continue to advance up-front engineering and planning for Phase 2. Regulatory approval has been obtained for the Phase 2 Upgrader, which we expect to construct adjacent to the Phase 1 plant. The SAGD portion of Phase 2 is planned to be located in the southern portion of the Long Lake lease (Long Lake South). In late 2006, a regulatory application for the Long Lake South project was filed, comprising two SAGD phases totalling 140,000 bbl/d of SAGD production in addition to Phase 1. Approval is anticipated in the second half of 2008.

Our 2007/2008 winter drilling program, which focused on advancing our nearer-term development lands, has been completed. At Long Lake, 73 core holes were drilled primarily to optimize future well placement on Phases 1 and 2 as well as to further delineate the site of a potential third phase on this lease. We also drilled 20 core holes on our Leismer lease and 25 core holes on our Cottonwood lease to better define the resources on these lands. Results from this drilling program will be evaluated during the latter half of 2008.

We continue to make progress in our Long Lake Phase 2 engineering and planning activities. The configuration for Phase 2 is very similar to Phase 1, with some adjustments to provide the potential for future carbon dioxide (CO2) capture. Phase 2 sanctioning will be dependent on multiple factors including Phase 1 ramp-up performance, regulatory approval for the SAGD portion of the project, the capital cost estimate and regulations pertaining to CO2.

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A key issue facing oil sands developers is greenhouse gas emissions, particularly CO2. Both the federal and provincial governments have announced regulations requiring large industrial emitters to reduce CO2 emissions over time. On March 31, 2008, the Canadian federal government elaborated on its previously announced framework for air emissions. The new guidelines suggest that Phase 1 of Long Lake operations will be required to reduce its emissions by two percent annually from a baseline to be established after three years of operations, and by 2018 will need to meet a cleaner-fuel standard based on an assumed use of natural gas. Future phases of development of the Company’s resources are expected to be required to meet targets set at levels of emissions of facilities employing carbon capture and storage (CCS) technology. The government is proposing a number of alternative means of meeting reduction targets, including the option to make payments into a technology fund and an emissions and offset trading system. OPTI is committed to applying innovative and realistic approaches to meet the goals set by both levels of government and expects that CCS will be a key way to reduce emissions from the oil sands.

Of the components of CCS – capture, transportation and sequestration – the first and most costly is obtaining a relatively pure stream of CO2 at the plant site. OPTI is the first to bring gasification to Canada’s oil sands, which not only significantly decreases our reliance on natural gas, but is an enabling technology that facilitates the capture of CO2 from a concentrated stream through the addition of a shift reactor. With respect to future transportation and sequestration of CO2, OPTI is actively involved in several industry and government initiatives to identify suitable solutions for the transportation, distribution, and long-term sequestration of CO2.

PROJECT AND FUTURE PHASE DEVELOPMENT

Our financial condition to date has been affected primarily by capital expenditures in connection with the development and construction of the Project, related financings and the development of future phases.

Investments to Date

The table below identifies expenditures incurred by us in the referenced periods for the Project, other oil sands activities and other capital expenditures.

	Three months ended March 31, 2008	Years ended
$ million		2007	2006
Long Lake Project Phase 1
SAGD	$ 59	$ 282	$ 440
Upgrader	106	529	476
Sustaining capital and capitalized operations	40	54	-
Total Long Lake Project Phase 1	205	865	916
Other oil sands activities	56	96	140
Other capital expenditures (including capitalized interest)	30	147	53
Total cash expenditures	291	1,108	1,109
Non-cash additions	17	(212)	66
Total capital expenditures	$ 308	$ 896	$1,175

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Capital Expenditures

During the three months ended March 31, 2008, we had capital expenditures of $308 million. Project expenditures of $205 million were primarily related to on-site construction. SAGD costs were largely incurred in the central plant, site-wide services and in start-up and commissioning costs. Upgrader construction costs were primarily incurred in the air separation, gasification and sulphur facilities and in start-up and commissioning costs. Sustaining capital related primarily to resource delineation for future Phase 1 well pads. During the first quarter, the Project had $15 million in revenue for bitumen sales and $2 million in power sales. Capitalized operations include SAGD revenue net of SAGD operating costs and diluent purchases. Our share of these revenues has been capitalized along with other SAGD start-up and commissioning costs. The expenditures of $56 million for other oil sands activities during the period related to engineering costs and our winter drilling program for future phases. The other capital expenditures of $30 million includes $37 million of capitalized interest and standby charges in connection with our long-term debt net of an $8 million realized gain related to our $200 million foreign exchange forward contract. The $17 million of non-cash capital charges related primarily to a net $56 million capitalized foreign exchange loss with respect to the re-measurement of our U.S. dollar denominated long-term debt and cash and an unrealized hedging gain of $43 million related to the cross currency interest rate swap. In addition, we had capitalized future taxes of $3 million.

RESULTS OF OPERATIONS

Three months ended March 31, 2008

* Interest Income

For the three months ended March 31, 2008, interest income decreased to $2 million from $5 million in the corresponding period in 2007. The decrease was due to a decrease in average cash and cash equivalent balances.

* General and Administrative (G&A) Expenses

For the three months ended March 31, 2008, G&A expenses increased to $4 million from $3 million in the corresponding period in 2007. The increase was due to increased levels of corporate staff and incremental costs associated with registration of our senior secured notes.

* Unrealized Loss on Commodity Contracts

For the three months ended March 31, 2008, we had a gain of $1 million compared to a loss of $1 million in the corresponding period in 2007. During 2008, we entered into deferred premium put options with respect to 6,000 bbl/d of production for 2009 with an exercise price of US$80 per barrel. The gain in 2008 was the result of the fair value measurement of our commodity contracts as a result of a decrease in the forward price of WTI at March 31, 2008, compared to the time of execution during the first quarter.

* Amortization and Accretion Expenses

For the three months ended March 31, 2008, amortization and accretion expenses are $1 million compared to $366,000 in 2007. The expense in 2008 was primarily related to the amortization of corporate assets.

* Cross Currency Swaps

OPTI is exposed to foreign exchange rate risk on our U.S. dollar (US$) denominated debt. To partially mitigate this exposure, we have entered into US$875 million of cross currency interest rate swaps to manage our exposure to

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repayment and interest payments risk on our U.S. dollar denominated long-term debt. In line with the maturity date of the debt, the swaps provide for a fixed Canadian dollar (CDN$) payment of CDN$928 million in exchange for receipt of US$875 million in December 2014. The swaps also provide for semi-annual Canadian dollar interest payments until December 2014 at a fixed rate of 8.15 percent based on notional CDN$928 million of debt. The interest portion of the swaps essentially replaces our semi-annual interest payments at a fixed rate of 8.25 percent based on notional US$875 million. These contracts have not been designated as hedges for accounting purposes. The fair value adjustment has been capitalized to property plant and equipment as the underlying debt instrument is used to fund development of our major projects. The value of the swaps increased during the period primarily due to a decrease in the value of the Canadian dollar relative to the U.S. dollar. As a result, OPTI has capitalized an unrealized gain in relation to the swaps of $43 million during the period. The current value of the cross currency swaps is a liability of $16 million.

SUMMARY FINANCIAL INFORMATION

	2008	2007				2006
$ million, except per share amounts	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest income	$ 2	$ 3	$ 3	$ 2	$ 5	$ 4	$ 3	$ 2
Net earnings (loss)	(2)	6	(13)	(2)	–	(11)	(1)	4
Earnings (loss) per share, basic and diluted	$(0.01)	$0.03	$(0.07)	$(0.01)	$ –	$(0.06)	$ –	$ 0.02

Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investments during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period. Earnings have also been influenced by fluctuating interest income, generally increasing levels of G&A expenses and fluctuating future tax expense. In the fourth quarter of 2006, we recorded a $15 million increase in the amortization expense related to deferred financing charges, which increased our loss during the period. In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings.

SHARE CAPITAL

At April 15, 2008, OPTI had 195,383,126 common shares, 7,686,716 common share options, and 6,208,000 common shares issuable pursuant to warrants outstanding. The common share options have a weighted average exercise price of $13.03 per share and the warrants have an exercise price of $14.75 per share.

At April 15, 2008, including instruments where the option to exercise resides with the holder, OPTI’s fully diluted shares outstanding was 209,277,842. This fully diluted number includes common shares outstanding, shares issuable pursuant to common share options and common share warrants but does not include shares issuable pursuant to call obligations.

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Commercial operations of the Project are planned to commence in the third quarter of 2008. During the first quarter of 2008, we funded our capital expenditures from existing working capital and borrowings under our revolving credit facility. In the second quarter of 2008, we expect that we will fund commissioning and start-up of the Project using borrowings from our revolving credit facility. In the second half of 2008, operating cash flow is expected to fund a portion of our capital expenditures.

For three months ended March 31, 2008, cash used by operating activities was $3 million, cash provided by financing activities was $79 million and cash used in investing activities was $246 million. This resulted in a reduction in cash and cash equivalents during the period of $169 million. Our long-term debt consists of US$1,750 million of senior secured notes and a $500 million revolving credit facility. At March 31, 2008, $80 million has been drawn on the revolving credit facility. During the first quarter, all senior secured notes were exchanged for notes that are registered with the United States Securities and Exchange Commission.

Capital Resources

At March 31, 2008, our capital resources included total working capital of $61 million and the available portion of our revolving credit facility. Working capital is comprised of cash and short-term investments of $142 million, the interest reserve account of $143 million and accounts payable and accrued liabilities (net of accounts receivable) of $224 million. We expect the interest reserve account, which can only be used to pay interest on the notes, to cover all interest payments in respect of the senior secured notes until December 15, 2008.

Our current total cost estimate of the Project is $6.1 billion or $3.05 billion net to us. We have incurred approximately $2,875 million (net to OPTI) in cumulative expenditures to March 31, 2008, in relation to this estimate. Our share of the remaining costs is $175 million and relates to Upgrader commissioning and start-up, the steam expansion project and the ash processing unit.

The Company is currently fully funded to the planned start-up of the Upgrader. Funding needs between now and start-up are primarily related to commissioning and start-up costs, payment of accounts payables and accrued liabilities related to the completion of construction of Phase 1 and the winter delineation program.

The Company’s lending facilities permit the Company to access up to an additional $250 million of first lien debt. Given the current financial market uncertainties, the Company may access a portion of this availability by increasing its revolving credit facility or establishing an additional first lien revolving borrowing facility. While the Company does not anticipate borrowing under such additional facilities, it believes that it may be prudent in the current financing market to arrange such facilities well in advance of any possible need.

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We have common share warrants outstanding that entitle the holders to purchase a total of 6,208,000 common shares at a price of $14.75 each. The warrants expire in November 2008. Should all holders of these warrants choose to fully exercise their options, it would result in gross proceeds to us of approximately $92 million.

We have $202 million of call obligations. The option for exercise belongs to us, and we do not expect to exercise our right to issue shares in relation to the call obligations. The call obligations consist of unconditional and irrevocable call options whereby we, at our option, can require a subscription for either a convertible preferred share or a common share for the face amount of the call obligation. We can exercise the call obligations at any time until the earlier of completion of the Project or their expiry on June 30, 2008. The exercise price of the call obligations is $2.20 per share and should we exercise our option, it would result in the issuance of 91.8 million additional common shares and gross proceeds of $202 million.

Upon the commencement of commercial operations of the Upgrader we expect to generate positive operating cash flows. Operating cash flows will play an integral part in the financing of the expenditures associated with our multi-stage expansion plans. Total cash flow from the Project in the latter part of 2008 will be impacted by many factors including, but not limited to, the final cost of the Project, timing of commencement of operations, the rate of ramp-up during the start-up phase, as well as oil and natural gas prices.

We continue to advance up-front engineering and planning for Phase 2. The amount of total funding required for Phase 2 will not be known until a cost estimate is prepared in late 2008. Operating cash flows from the Project are not expected to be sufficient to fund our Phase 2 engineering and construction so we expect to need additional debt and equity. The amount of new debt and equity required in future periods will primarily be impacted by operating cash flow from Phase 1 during the Phase 2 development period, the total cost of Phase 2, and the timing of Phase 2 construction expenditures.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

During the three months ended March 31, 2008, our long-term debt increased by $80 million due to borrowings under our revolving credit facility. Subsequent to March 31, 2008, this borrowing increased to $165 million.

Commitments for contracts and purchase orders related to project development are $81 million. We have approximately $175 million net to OPTI in remaining Phase 1 project expenditures to incur prior to commercial operations of the Upgrader.

CRITICAL ACCOUNTING ESTIMATES

There are no changes to our critical accounting estimates in the three months ended March 31, 2008.

ACCOUNTING POLICIES

On January 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) the following standards: Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures”, and Section 3863 “Financial Instruments – Presentation”.

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Section 1535 requires the disclosure of OPTI’s objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI’s objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information that is provided internally to our management.

Sections 3862 and 3863 replace section 3861 “Financial Instruments – Disclosure and Presentation”, which revises financial instruments disclosure requirements and leaves unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.

There is no impact on our financial position or results of operations as a result of the adoption of these sections.

The CICA issued a new accounting standard section 3064 “Goodwill and intangible assets” which is effective for OPTI in the first quarter of 2009. This standard replaces section 3062 “Goodwill and other intangible assets” and section 3450 “Research and development costs”. This standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets”. Emerging Issues Committee (EIC) 27 “Revenues and expenditures during the pre-operating period” is no longer applicable for OPTI once we have adopted CICA 3064. Accounting Guidelines (AcG) 11 “Enterprises in the development stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under 3064.

OPTI is currently evaluating the effects that these changes may have on our financial statements.

FINANCIAL INSTRUMENTS

The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk. Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. We evaluate credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. Our objective is to have no credit losses.

The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents (including interest reserve accounts); (2) accounts receivable; and (3) derivatives contracts. The Company has not had any credit losses in the past and the risk of financial loss is considered to be low. As at March 31, 2008, the Company has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk. Liquidity risk is the risk that the Company will not be able to meet obligations associated with financial liabilities. Our financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and obligations under capital leases. The Company frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. We mitigate liquidity risk by maintaining a sufficient cash balance as well as maintaining a sufficient current and projected liquidity cushion to meet expected future payments.

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Our financial liabilities arose primarily from the development of the Project. As at March 31, 2008, the Company has met all of the obligations associated with our financial liabilities.

Market Risk. Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. We evaluate market risk on an ongoing basis. We assess the impact of variability in identified market risks on our medium-term cash requirements. We have executed mitigation programs to reduce undesirable market risk from foreign exchange, interest rates and commodity price changes.

The following sections describe these risks in relation to the Company’s key financial instruments.

* Cash and Cash Equivalents (including Interest Reserve Accounts)

The Company has cash deposits with Canadian banks and has money market investments. Counterparty selection is governed by the Company’s Treasury Policy which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at March 31, 2008, the amount in cash and cash equivalents was $285 million and the maximum exposure to a single counterparty is $72 million.

At March 31, 2008, the remaining terms on investments made by the Company are less than 90 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for project development and interest payments. Investments are held to maturity and the maturity value does not deviate with changes in interest rates.

* Accounts Receivable

Our accounts receivable includes amounts due from Nexen related to project development, interest earned but not received on money market investments, and amounts due from the Canada Revenue Agency in relation to GST refunds. The Company’s credit risk in regards to accounts receivable therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s Investor Service, and by financial institutions with an investment grade rating. Therefore, the risk of credit loss is considered low.

The Company’s receivables from Nexen have a 30 day term and do not bear interest during this period.

* Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised primarily of amounts due in respect of development of the Project and certain other corporate expenses. Payment terms on these amounts are typically 30 to 60 days from receipt of invoice and generally do not bear interest. The Company has met its obligations in respect of these liabilities. As at March 31, 2008, accounts payable and accrued liabilities were $237 million.

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* Long-term Debt and Obligations under Capital Lease

The terms of the Company’s long-term debt and obligations under capital lease are described in Notes 4 and 9 respectively of our unaudited interim financial statements as at and for the period ended March 31, 2008. The Company has met its obligations in respect of these liabilities. The Company accounts for its borrowings under all of its long-term debt and obligations under capital lease on an amortized cost basis. As at March 31, 2008, long-term debt was $1,876 million and obligations under capital leases were $30 million.

The revolving credit facility is a variable interest rate facility with borrowing rates and period established at the time of each initial borrowing or roll over. Our current borrowings have a 90 day term and therefore fluctuations in the value of such borrowing are not material. The Company is exposed to interest rate changes if and when it rolls over each borrowing. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. As at March 31, 2008, there was $80 million drawn under these facilities.

Our senior secured notes are comprised of US$1.75 billion of debt which has fixed U.S. dollar interest payments. Changes in the exchange rate between Canadian dollars and U.S. dollars impacts the carrying value of the senior secured notes. A US$0.01 change in the exchange rate will impact the carrying value of the senior secured notes by approximately US$17.5 million. The exposure to exchange rate fluctuations has been partially mitigated by the cross currency interest rates swaps and forward contracts described under Derivative Contracts.

* Derivatives Contracts

The Company periodically uses derivative contracts to hedge certain of the Company’s projected operational or financial risks. In the past, such instruments have involved the use of interest rate swaps, cross currency interest swaps, currency forward contracts and crude oil put options. Derivative contracts outstanding at March 31, 2008 are described in Note 8 of our unaudited interim financial statements as at and for the period ended March 31, 2008. These instruments are designated as held-for-trading and are marked to market at each financial statement date.

We have US$875 million of cross currency swaps and $200 million of cross currency forwards to manage a portion of the exposure to the foreign exchange variations on the Company’s long-term debt and associated interest payments (see Note 5a). Changes in the exchange rate between Canadian and U.S. dollars changes the value of these instruments. The difference between Canadian and U.S. interest rates will change the market value of the cross currency swaps. The value of these financial instruments as at March 31, 2008, was a liability of $16 million.

We have established commodity hedging contracts to mitigate the Company’s exposure of future operations to decreases in the price of its synthetic crude oil. The Company has chosen to use put options to mitigate a portion of the exposure. As at March 31, 2008, the Company had put options covering 1.5 million barrels of remaining 2008 production at US$50 per barrel and had deferred premium put options covering 2.2 million barrels of 2009 production at US$80 per barrel. The value of these financial instruments as at March 31, 2008, was an asset of $10 million.

RISK FACTORS

Our risk factors are consistent with our 2007 annual amended and restated MD&A dated January 22, 2008, and our amended and restated 2007 Annual Information Form (AIF).

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